Mail Stop 7010

						August 29, 2005


via U.S. mail and Facsimile

Michael L. Hurt
Chief Executive Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

	Re:	Altra Industrial Motion Inc.
Form S-4/A filed August 12, 2005
File No. 333-124944

Dear Mr. Hurt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4/A filed August 12, 2005

General

1. We note your response to prior comment one. It appears that the only additional exhibits filed were the accountants` consents. Please file all exhibits, particularly the letter of transmittal and legality opinion, as soon as possible to allow us adequate time to review these materials.

2. In your amended filing, please include an updated consent of the independent public accountants.

3. Please update your filing to include interim financial statements as of and for the six months ended June 30, 2005. Refer to Rule 3-12 of Regulation S-X. Please similarly update your unaudited pro forma statement of income. Please be advised that although the acquisition occurred prior to the six months ended June 30, 2005, Rule 11-02(c)(2) of Regulation S-X still requires you to disclose a pro forma income statement for the six months ended June 30, 2005, as if the acquisition occurred on January 1, 2004.

Security, page 10

4. We note your response to prior comment 11; however, it appears this information has not been included on page 10 as stated in your response. Please revise.

Unaudited Pro Forma Financial Statements, page 37

5. We have reviewed your response to prior comment 23. Please clarify for us how the $600 and $980 you have recognized in your pro forma income statement related to additional expenses that you anticipate incurring as a stand alone entity meet the factually supportable criterion in Rule 11-02 of Regulation S-X. Please explain in detail how you have estimated each of the individual components of these estimates. In this regard, please tell us whether you have executed contracts or consummated transactions to support the amounts you have estimated.

Selected Historical Financial Data, page 39

6. We have noted your response to prior comment 27 that you have amended your filing to include the pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period. Please advise as to where in your amended filing you have included this information.

Non-GAAP Financial Measures, page 44

7. We note your revised disclosures in response to prior comment
30.
Due to the acquisition of PTH from Colfax, as well as the acquisition of Kilian, the successor`s book basis has been stepped up to fair value, such that the successor has additional depreciation, amortization, and financing costs, as compared to the predecessor`s financial statements, as disclosed in your pro forma financial statements. Please disclose this fact, as well as any other differences between the predecessor and successor entities, including differences in accounting policies and management.

Results of Operations, page 45

8. Please disclose the nature of your other non-operating expense of
$250 and the reason for its change for the three months ended
April
1, 2005, as compared with the three months ended March 31, 2004.

9. Please provide additional disclosure regarding the significant change in percentage of your provision for income taxes for the three months ended April 1, 2005 (40%) compared with three months ended March 31, 2004 (7.5%). We have noted your disclosure on page F-53 that this change in percentage is due to the impact of non-U.S. tax rates and permanent differences. Please discuss in your disclosure the material changes in your non-U.S. tax rates and the results of material permanent differences.

The Sarbanes-Oxley Act of 2002 and Material Weakness in Internal
Control, page 51

10. We note your revised disclosure on pages 54 and 55. Please update your risk factor section accordingly.

Products, page 59

11. We note in your response to prior comment 39 that you have concluded that you operate in one reportable segment for the development, manufacturing and sales of mechanical power transmission products. We also note that your chief operating decision maker
(CODM) receives consolidated operating results to make decisions about allocating resources. Please clarify for us how your CODM allocates resources amongst your different operations, if your CODM only receives consolidated information. As part of your response, please provide us with all financial information received by your CODM on a regular basis.

3.  Acquisitions, page F-14

12. We have reviewed your response to prior comment 49 and 50. In your critical accounting policies, please disclose how you determined the fair value and useful lives of your trademarks and customer relationships, as well as any uncertainties or risks of change in the assumptions underlying your estimates.

12. Related-Party Transactions, page F-29

13. We note your revised disclosure in response to prior comment
52.
Please tell us why your estimate of $1.0 million of additional costs if you were a stand alone entity differs from the $600 and $980 in pro forma adjustment (2) on page 38.


14. Based on your response to prior comment 53, we note that you capitalized the Genstar transaction services fees of $4.4 million as either acquisition-related transaction costs or deferred financing costs. Given that Genstar is your principal shareholder, please tell us whether you view these fees as internal costs incurred by your parent on your behalf and the basis for your conclusion. If so, please tell why you do not believe that these internal costs should be expensed as incurred, pursuant to paragraph A.8 of SFAS No. 141.

16. Guarantor Subsidiaries, page F-36

15. We note your response to prior comment 54. If true, please revise your disclosure to clarify that all guarantors are 100%- owned by the parent as required by Rule 3-10(f) of Regulation S-X. Your disclosure presently states that the guarantors include all 100%- owned subsidiaries, which suggests that other entities, which are not
100%-owned, may also be guarantors.

Kilian Manufacturing Corporation and Kilian Canada ULC
Note I - Related Party Transactions, page F-60

16. We note your response to prior comment 58. Please tell us why Kilian`s selling, general and other operating expenses, as a percentage of Kilian`s revenue, is substantially less than the comparable measure for PTH, although both businesses appear similar.
In your management`s discussion and analysis, please disclose any known trends or uncertainties that the Kilian acquisition has on your expenses, as a percentage of revenue. In addition, as previously requested, please disclose the method of allocating the cost of services provided by Kilian`s parent to Kilian, your assertion that the method used is reasonable, and if practicable, your estimate of what the expenses would have been on a stand alone basis. See SAB Topic 1-B.

Exhibit 12.1

17. Please include a ratio of earnings to fixed charges in your amended filing that includes the ratio for the current interim period in accordance with Item 503(d) of Regulation S-K.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nilima Shah, Branch Chief, at (202) 551-3255. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-
3751 or, in her absence, to Chris Edwards, Special Counsel, at
(202)
551-3742, or the undersigned at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director




cc: 	Todd R. Chandler, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

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Michael L. Hurt
Altra Industrial Motion, Inc.
August 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE